Exhibit 99.3

Global Ship Lease Announces Agreement to Acquire Four Ultra-High Reefer Containerships on Multi-Year Charters
June 16, 2021
5,470 TEU containerships with best-in-class reefer capability to be employed on three-year charters with leading liner operator
LONDON, June 16, 2021 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “Global Ship Lease”) announced today that it has agreed to purchase four 5,470 TEU Panamax containerships with an average age of approximately 11 years for an aggregate purchase price of $148 million. On delivery, the ships will be chartered to a leading liner operator for a firm period of three years each, with a charterer’s option for a period of an additional three years. During the three-year firm period, the vessels are expected to generate aggregate Adjusted EBITDA of approximately $124.4 million, implying a strongly accretive average Purchase Price / Annual Adjusted EBITDA multiple of approximately 3.6x. If the options are exercised, the vessels are expected to generate approximately $42.2 million of additional Adjusted EBITDA. With these additions, the Company’s fleet will comprise 66 vessels with a total capacity of 344,650 TEU.
The ships are scheduled for delivery during the third quarter of 2021. The Company expects to fund the purchase price with cash on hand and senior secured debt.
Based on the existing charters, the newly acquired ships are expected to contribute approximately $42.5 million of Adjusted EBITDA in the first 12 months. This represents an increase of approximately 25.2% on Adjusted EBITDA for the 12 months ended March 31, 2021. The ships are anticipated to add approximately $0.88 of earnings per share in the first 12 months, based on today’s outstanding share count, today’s LIBOR, and other assumptions, representing an increase of approximately 56.4% compared to Adjusted earnings per share for the 12 months ended March 31, 2021.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “Maintaining our strong momentum of identifying and securing accretive vessel acquisitions with multi-year charters in a red-hot market, we are pleased to announce our agreement to bring these four high-spec ships into the GSL fleet. These ships are excellent examples of our strategic focus on ultra-high refrigerated container capacity. Each ship has existing capacity for 1,200 refrigerated containers – double the average for ships in the 5,000-7,000 TEU size segment – and electrical power available for more than 2,000 refrigerated containers; so, these are top-tier ships offering clear upside potential following the initial charters. To put things in perspective, adding these four ships to our existing high-reefer ECO 6,900 TEU ships means that Global Ship Lease will control over a quarter of the global high-reefer fleet up to 7,000 TEU capable of carrying 1,200 or more refrigerated containers. With this acquisition and our recently announced purchase of 12 feeder and handy size vessels, we have in just over a week added $103.0 million of expected Adjusted EBITDA and $1.97 of expected earnings per share in the first 12 months following delivery, representing increases of 61.1% and 126.3% respectively, compared to the 12 months ended March 31, 2021. Looking ahead, we see strong indications that the fundamental supply and demand drivers for this fantastic market are sustainable through the medium term, and we continue to believe that GSL is well positioned to execute our disciplined accretive growth strategy of expanding our long-term earnings while strictly limiting our downside risk and creating further value for our shareholders.”
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 49 containerships and has contracted to purchase a further 17 ships, ranging from 1,118 to 11,040 TEU, with a total capacity (when fully delivered) of 344,650 TEU. 32 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested as at May 31, 2021 for a total on-the-water fleet of 49 ships, the average remaining term of the Company’s charters as at March 31, 2021, to the mid-point of redelivery, including options under the Company’s control, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $984.3 million. Contracted revenue was $1,134.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701 or
Leon Berman
212-477-8438
Global Ship Lease Inc.